                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13E-3
                               (Amendment No. 4)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                           WINDSOR PARK PROPERTIES 6,
                        A California Limited Partnership
                        --------------------------------
                                (Name of Issuer)

                                 N'TANDEM TRUST

                           CHATEAU COMMUNITIES, INC.

                           WINDSOR PARK PROPERTIES 6,
                        A California Limited Partnership
                        --------------------------------
                      (Name of Person(s) Filing Statement)

                       Units of Limited Partner Interest
                       ---------------------------------
                         (Title of Class of Securities)

                                      N/A
                                   ---------
                     (CUSIP Number of Class of Securities)

                                Steven G. Waite
                            The Windsor Corporation
                            6160 South Syracuse Way
                       Greenwood Village, Colorado 80111
                                  303-741-3707
                              --------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                With copies to:
                            Jay L. Bernstein, Esq.
                      Clifford Chance Rogers & Wells LLP
                                200 Park Avenue
                         New York, New York 10166-0153
                                (212) 878-8000
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     This Statement is filed in connection with (check the appropriate box):

          a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(C) under the Securities Exchange Act of 1934.

          b. [_] The filing of a registration statement under the Securities Act of 1933.

          c.   [_]  A tender offer.

          d.   [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box "a." above are preliminary copies:
     [_]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                           Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction Valuation                         Amount of Filing Fee
--------------------------------------------------------------------------------
$                                           $
--------------------------------------------------------------------------------

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $3,088.00          Filing party:   Windsor Park Properties 6, A
                                                            California Limited Partnership
Form or registration no.:  Schedule 14A     Date Filed:     November 19, 1999

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     This Amendment No. 4 to the Transaction Statement on Schedule 13E-3 is
being filed as the Final Amendment to the Schedule 13E-3 of Windsor Park Properties 6, A California Limited Partnership (the "Partnership"), N'Tandem Trust and Chateau Communities, Inc., originally filed with the Securities and Exchange Commission on November 19, 1999, as amended through March 22, 2000 and hereby (the "Schedule 13E-3"), relating to (i) the proposed sale of the Partnership's one wholly-owned property and its partial ownership interests in five other properties (the "Sales") to N'Tandem Properties, L.P., a Delaware limited partnership and a subsidiary of N'Tandem Trust, and the proposed liquidation of the Partnership pursuant to a plan of liquidation (the "Plan of Liquidation") following such Sales, and (ii) the related solicitation (the "Solicitation") of limited partners of the Partnership (the "Limited Partners"), pursuant to a Consent Solicitation Statement, dated March 22, 2000. Capitalized terms not defined herein have the meanings ascribed to them in the Schedule 13E-3.

     The purpose of this Amendment is to report the results of the Solicitation and the consummation of the Sales which occurred on May 31, 2000.

     The Partnership hereby reports the following results of the Solicitation as of the close of the Solicitation Period: (i) Limited Partners holding 174,290 Units, representing 59.75% of all issued and outstanding Units, returned consent forms, (ii) Limited Partners holding 91.26% of all Units for which consent forms were received consented to the Sales; (iii) Limited Partners holding 91.23% of all Units for which consent forms were received consented to the Plan of Liquidation, (iv) Limited Partners holding 7.39% of all Units for which consent forms were received withheld their consent to the Sales, (v) Limited Partners holding 7.39% of Units for which consent forms were received withheld their consent to the Plan of Liquidation, (vi) Limited Partners holding 1.33% of all Units for which consent forms were received abstained from consenting to the Sales, and (vii) Limited Partners holding 1.33% of all Units for which consent forms were received abstained from consenting to the Plan of Liquidation. Accordingly, the Limited Partners have consented to and approved the Sales and Plan of Liquidation.

     A closing with respect to the Sales was held on May 31, 2000, resulting in net proceeds to the Partnership from the Sales of approximately $8,803,300. Approximately $5,500,000 of the purchase price for the Properties was borrowed by N'Tandem Trust from SunAmerica Life Insurance Company pursuant to mortgage indebtedness on six properties and the remainder was funded through N'Tandem Trust's $20 million acquisition line of credit with U.S. Bank N.A. The mortgage indebtedness with SunAmerica Life Insurance Company, which was obtained by N'Tandem Trust on May 31, 2000, is secured by six of N'Tandem Trust's properties, is scheduled to mature on May 31, 2005 and bears interest at 8.6%. The acquisition line of credit, which was obtained by N'Tandem Trust on November 16, 1999, has a term of two years and bears interest at LIBOR plus 100 basis points. The acquisition line of credit is guaranteed by Chateau Communities, Inc.

     Pursuant to the Plan of Liquidation, The Windsor Corporation, the Managing General Partner of the Partnership, is currently in the process of liquidating and dissolving the Partnership.

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  June 12, 2000                    WINDSOR PARK PROPERTIES 6,
                                        A California Limited Partnership


                                        By:  The Windsor Corporation,
                                             its general partner


                                        By:  /s/ Steven G. Waite
                                           ---------------------
                                           Name:  Steven G. Waite
                                           Title:  President

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  June 12, 2000                    N'TANDEM TRUST


                                        By:  /s/ Gary P. McDaniel
                                           -----------------------
                                           Name:  Gary P. McDaniel
                                           Title:  Trustee

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  June 12, 2000                    CHATEAU COMMUNITIES, INC.


                                        By:  /s/ Gary P. McDaniel
                                           ------------------------------
                                           Name:  Gary P. McDaniel
                                           Title:  Chief Executive Officer

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